UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 12, 2022, Akanda Corp. issued a press release announcing that it will supply Tetra Bio-Pharma with pharmaceutical grade cannabis flower for global commercialization of Tetra’s QIXLEEF and related products.

A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Akanda to Supply Tetra Bio-Pharma with Pharmaceutical-Grade Cannabis for FDA Trials of QIXLEEF, a Potential Multimillion Dollar Prescription Drug.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By	:	/s/ Tejinder Virk
Name	:	Tejinder Virk
Title	:	Chief Executive Officer and Director

Date: July 13, 2022